

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2020

Steven J. Mento, Ph.D.
Conatus Pharmaceuticals Inc.
16745 West Bernardo Drive, Suite 250
San Diego, CA 92127

Re: **Conatus Pharmaceuticals Inc.**
Form S-4, as amended.
Exhibit Nos. 10.32, 10.39, 10.52, 10.60, 10.65
Filed February 7, 2020
File No. 333-236332

Dear Dr. Mento:

 We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

 Sincerely,

 Division of Corporation Finance